UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702-5627

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements of the Idaho Power Company
Employee Savings Plan as of and for the Years Ended
December 31, 2011 and 2010:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 11

Supplemental Schedule as of December 31, 2011:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	13

Exhibits:

Index	14

23 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee and Participants of
Idaho Power Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Idaho Power Company Employee Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boise, Idaho
June 27, 2012

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
INVESTMENTS – at fair value:
Participant-directed	$321,469,538	$311,289,761
RECEIVABLES:
Notes receivable from participants	4,911,067	4,171,334
Participant contributions	268,616	239,946
Employer contributions	103,650	100,494
Total receivables	5,283,333	4,511,774
NET ASSETS AVAILABLE FOR BENEFITS	$326,752,871	$315,801,535

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
CONTRIBUTIONS:
Participant contributions	$15,071,454	$14,243,595
Employer contributions:
Cash	3,752,437	3,438,807
IDACORP common stock	1,983,778	2,034,778
Total contributions	20,807,669	19,717,180
INVESTMENT INCOME:
Net appreciation in fair value of investments	426,302	29,715,144
Dividends and interest	8,619,879	6,893,836
Net investment income	9,046,181	36,608,980
DEDUCTIONS:
Benefits paid to participants	18,637,099	18,026,322
Administrative expenses	265,415	269,120
Total deductions	18,902,514	18,295,442

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,951,336	38,030,718

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	315,801,535	277,770,817
End of year	$326,752,871	$315,801,535

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document, as amended, for more complete information on the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees (full-time, part-time and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (the Company), including Idaho Power Company (the Plan Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan Administrator’s Fiduciary Committee controls and manages the operation and administration of the Plan.  Mercer Trust Company (Mercer) is the trustee of the Plan.

Effective January 1, 2012, the Plan implemented an automatic contribution arrangement, which affects individuals whose participation in the Plan begins on or after January 1, 2012 and existing participants who do not have an affirmative election for deferral contributions as of January 1, 2012.

Employees eligible to participate in the Plan may enroll on their hire date; however, matching contributions are only vested upon completion of twelve months of employment.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan.  Employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature.  A participant may elect to contribute to any or all features up to 100 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations.  Beginning January 1, 2012, eligible employees who do not make an affirmative election to participate (or to not participate) in the Plan will, subject to notice required by the IRC, be deemed to have made an election to make a deferral contribution of 6 percent of the employee's compensation, which the employee can alter or revoke at any time.

The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant’s first 2 percent of eligible pay contributed to the Plan and 50 percent of the next 4 percent of eligible pay contributed to the Plan.  Participant contributions in excess of 6 percent of eligible pay are not matched by the Company.  Participants may also contribute certain rollover contributions from other plans.

Participant Accounts - Individual accounts are maintained for each Plan participant for each Plan feature, as applicable.  Each participant’s accounts are credited, as applicable, with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and are charged with withdrawals and an allocation of Plan losses, and as applicable, any administrative expenses.  Gains and losses on investments are allocated to participants’ accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan offers 10 ready-mixed (target date) portfolios, 25 core mutual funds and IDACORP common stock as investment options for participants.  A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

Vesting - Participants are vested immediately in their own contributions, plus actual earnings thereon.  Matching contributions are vested only for participants who have completed twelve months of service.  Matching contributions that are forfeited may be used to reduce the Company’s matching contribution in the year following the year in which the forfeiture arose.  Matching contributions of $7,230 and $13,811 were forfeited during the years ended December 31, 2011 and 2010, respectively.  Previously forfeited matching contributions and earnings thereon of $4,585 and $9,134 were used to reduce the Company’s matching contribution during the years ended December 31, 2011 and 2010, respectively. Forfeited nonvested accounts totaled $2,647 and $4,585 at December 31, 2011 and 2010, respectively.

Notes Receivable from Participants - Under certain circumstances participants may borrow against their account balances.  The maximum amount of the loan is the lesser of (1) 50 percent of a participant’s account balance (including amounts contributed to the Roth 401(k) Feature and amounts invested in the self-directed brokerage account), (2) $50,000 reduced by a participant’s highest outstanding loan balance during the previous 12 months, and (3) the total market value of a participant’s account that is not invested in the self-directed brokerage account and not contributed to the Roth 401(k) Feature.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years.  Principal and interest are paid through payroll deductions. As of December 31, 2011, participant loans have maturities through 2021 at interest rates ranging from 4.25 percent to 9.25 percent.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant’s disability, termination of employment or death.  In the event of disability or termination of employment, benefits are distributed when the participant elects to receive a distribution, which may be in the form of a lump sum distribution or monthly, quarterly, semi-annual or annual installments, or when the participant is required to take a minimum distribution as defined by the IRC.  Upon death of a participant, a beneficiary who is not a surviving spouse may take a lump sum distribution or elect an installment form of payment (monthly, quarterly, semi-annual or annual) for a payment period of up to five years.  A beneficiary who is a surviving spouse may take a lump sum distribution, elect an installment form of payment (monthly, quarterly, semi-annual or annual) or remain in the Plan, subject to the mandatory minimum distribution requirements of the IRC.  The Plan conditionally offers certain additional benefits to survivors of participants who die on or after January 1, 2007 while performing qualified military service, as defined in the IRC.  Notwithstanding the above, in the event of death, disability or termination of employment, for account balances of $1,000 or less, a lump sum payment will be made automatically.  Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals from the Deferred and Rollover Features to be made (1) by participants who have incurred a hardship (as defined in the Plan) or (2) as frequently as once per calendar quarter by participants who have attained age 59 ½.  In-service withdrawals also are permitted with respect to a participant’s after-tax contributions invested in the Savings Feature as frequently as once per calendar quarter.  In-service withdrawals are permitted from the Roth 401(k) Feature if they are qualified distributions.

The Plan permits qualified reservist withdrawals of a participant's contributions from amounts attributable to elective deferrals in the Plan to be made by participants who are ordered or called to active military duty at specified times if certain conditions specified in the Plan are satisfied.

The Plan allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP.  Effective January 1, 2002, the Plan allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments.  Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid.  There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2011 or 2010.

Administrative Expenses – Administrative expenses and certain fees relating to the Plan are shared by the Plan’s Sponsor and Plan participants, as provided for in the Plan document.  Plan participants who have a brokerage account also pay a quarterly administrative fee.

Subsequent Events - The Plan has evaluated events that have occurred subsequent to the year ended December 31, 2011 and determined that no disclosure is necessary, except as set forth in Note 1 - “Description of the Plan.”

Recent Accounting Pronouncements

ASU No. 2010-06, Fair Value Measurements and Disclosures - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which were adopted in 2011. The adoption of the ASU did not materially affect the Plan's financial statements.

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements

in U.S. GAAP and International Financial Reporting Standards - In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan does not believe that the adoption of this guidance will have a material impact on its financial statements.

3.     INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 were as follows:

2011
IDACORP, Inc. Common Stock	$61,930,517
Dreyfus Treasury Prime Cash Management Fund	38,743,420
Dodge & Cox Income Fund	29,265,882
Vanguard Institutional Index Fund	24,407,538
Harbor Capital Appreciation Fund	17,086,949
All other investments	150,035,232
Total investments	$321,469,538

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 were as follows:

2010
IDACORP, Inc. Common Stock	$55,969,569
Dreyfus Treasury Prime Cash Management Fund	36,117,887
Dodge & Cox Income Fund	29,128,932
Vanguard Institutional Index Fund	25,277,546
Harbor Capital Appreciation Fund	17,878,956
T. Rowe Price Equity Income Fund	16,126,255
All other investments	130,790,616
Total investments	$311,289,761

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Mutual Funds - Blend	$(768,968)	$4,853,236
Mutual Funds - Growth	(2,463,302)	6,911,683
Mutual Funds - Income	(919,970)	1,339,981
Mutual Funds - Value	(2,448,389)	6,147,842
Mutual Funds - Target Date	(603,039)	1,858,889
Brokerage Securities	(457,652)	663,154
IDACORP, Inc. Common Stock	8,087,622	7,940,359
Net appreciation in fair value of investments	$426,302	$29,715,144

4.    FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The table below presents by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

Fair Value Measurements at December 31, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2011:

IDACORP, Inc. Common Stock	$61,930,517	$—	$—	$61,930,517
Mutual Funds
Blend	41,865,080	—	—	41,865,080
Growth	48,895,632	—	—	48,895,632
Income	87,770,111	—	—	87,770,111
Value	45,955,894	—	—	45,955,894
Target Date	30,613,719	—	—	30,613,719
Brokerage Securities	4,438,585	—	—	4,438,585
Total	$321,469,538	$—	$—	$321,469,538

2010:

IDACORP, Inc. Common Stock	$55,969,569	$—	$—	$55,969,569
Mutual Funds
Blend	42,800,755	—	—	42,800,755
Growth	52,541,570	—	—	52,541,570
Income	84,284,471	—	—	84,284,471
Value	47,645,493	—	—	47,645,493
Target Date	23,578,808	—	—	23,578,808
Brokerage Securities	4,469,095	—	—	4,469,095
Total	$311,289,761	$—	$—	$311,289,761

For the year ended December 31, 2011, there were no transfers between Levels 1, 2 or 3.

5.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  The Plan document includes provisions for the distribution of vested contributions in the event of the termination of the Plan.

6.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated August 1, 2001, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC.  The Plan has been amended since receiving the determination letter. The Company filed for a new Internal Revenue Service determination letter in January 2011. The Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.  Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  Dividends paid under the dividend pass-through feature (see Note 1) are considered taxable income to the participant in the year received.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the plan is no longer subject to income tax examinations for years prior to 2008.
7.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Mercer.  Mercer is the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 1,460,281 and 1,513,509 shares, respectively, of common stock of IDACORP, Inc., the parent company of the sponsoring employer, with a cost basis of $43,724,811 and $44,056,721, respectively.

During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from IDACORP of $1,776,979 and $1,874,848, respectively.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits per the Plan’s financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$326,752,871	$315,801,535
Total deemed distributions to participants	(176,160)	(166,272)
Total net assets per the Form 5500	$326,576,711	$315,635,263

The following table reconciles the increase in net assets per the financial statements to the Form 5500:

	Year ended December 31,
	2011	2010
Increase in net assets per the financial statements	$10,951,336	$38,030,718
Less: Increase in deemed distributions to participants		(59,196)
Less: Interest on deemed distributions	(9,888)	(8,258)
Net income per the Form 5500	$10,941,448	$37,963,264

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost**	Current Value
*	IDACORP, Inc.	Common Stock		$61,930,517
	Dreyfus	Dreyfus Treasury Prime Cash Management Fund		38,743,420
	Dodge & Cox Funds	Dodge & Cox Income Fund		29,265,882
	Vanguard	Vanguard Institutional Index Fund		24,407,538
	Harbor Funds	Harbor Capital Appreciation Fund		17,086,949
	T. Rowe Price	T. Rowe Price Equity Income Fund		16,005,117
	Pimco Allianz Investments	Allianz NFJ Small Cap Value Institutional		14,668,083
	Vanguard	Vanguard Balanced Index Fund		10,227,751
	Invesco Investments	Invesco International Growth Fund		9,008,512
	Vanguard	Vanguard Total Bond Market Index Fund		8,239,781
	Invesco Investments	Invesco Small Cap Growth Fund		7,918,883
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2020		6,936,605
	Artisan Funds	Artisan International Fund		6,634,584
	Loomis Sayles	Loomis Sayles Mid Cap Growth Fund Institutional		5,862,066
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2015		5,202,288
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2010		4,768,856
	Dimensional Fund Advisors	DFA International Value Portfolio		4,759,318
	Brokerage Account	Brokerage Securities		4,438,585
	Putnam Investments	Putnam Equity Income Fund		4,369,050
	Causeway Funds	Causeway International Value Fund Institutional		3,948,450
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2030		3,405,015
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2025		2,982,204
	Pimco Allianz Investments	PIMCO Commodity Real Return Strategy Fund		2,945,564
	Putnam Investments	Putnam High Yield Trust		2,923,802
	Putnam Investments	Putnam Global Income Trust		2,919,958
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2035		2,517,384
	Payden Funds	Payden Short Bond Fund		2,451,472
	Harding Loevner Funds	Harding Loevner Emerging Markets Portfolio		2,384,638
	Artisan Funds	Artisan Mid Cap Value Fund		2,205,876
	Dimensional Fund Advisors	DFA International Small Company Portfolio		2,199,071
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2040		2,185,892
	Vanguard	Vanguard Total International Stock Index Fund		1,720,491
	Vanguard	Vanguard Small Cap Index Fund		1,682,964
	Vanguard	Vanguard Mid Cap Index Fund		1,627,265
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target Today		1,418,601
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2045		828,799
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2050		368,075
*	Mercer	Pending Account		280,232
* ***	Participant Loans	Interest rates 4.25% - 9.25%		4,734,907

				$326,204,445

* Denotes a permitted party-in-interest with respect to the Plan.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Net of $176,160 in deemed loan distributions.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:	/s/ Darrel T. Anderson
Idaho Power Company, as Plan
Administrator, by Darrel T. Anderson,
President and Chief Financial Officer

 Date:  June 27, 2012

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm